UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 3, 2008

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[x]  Form 20-F  [ ]    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    [ ]  Yes    [x]  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Worsley Alumina

Julius Matthys, General Manager

Disclaimer

By viewing this presentation you agree to be bound by the following conditions.

Certain statements in this presentation are forward-looking statements (including statements regarding contribution synergies, future cost savings, the cost and timing of development projects, future production volumes, increases in production and infrastructure capacity, the identification of additional mineral Reserves and Resources and project lives and, without limitation, other statements typically containing words such as “intends,” “expects,” “anticipates,” “targets,” plans,” “estimates” and words of similar import.) These statements are based on current expectations and beliefs and numerous assumptions regarding BHP Billiton’s present and future business strategies and the environments in which BHP Billiton will operate in the future and such assumptions, expectations and beliefs may or may not prove to be correct and by their nature, are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially.

Save as required by law or the rules of the UK Listing Authority and the London Stock Exchange, the UK Takeover Panel, or the listing rules of ASX Limited, BHP Billiton undertakes no duty to update any forward-looking statements in this presentation.

No statement concerning expected cost savings, revenue benefits (and resulting incremental EBITDA) and EPS accretion in this presentation should be interpreted to mean that the future earnings per share of the BHP Billiton group for current and future financial years will necessarily match or exceed the historical or published earnings per share of BHP Billiton, and the actual estimated cost savings and revenue benefits (and resulting EBITDA enhancement) may be materially greater or less than estimated.

BHP Billiton results are reported under International Financial Reporting Standards (IFRS). References to Underlying EBIT and Underlying EBITDA exclude any exceptional items. A reconciliation to profit from operations is contained within the profit announcement References in this presentation to “$” are to United States dollars unless otherwise specified.

All figures stated in this presentation are calculated in reference to the 100 per cent shareholding of the Joint Venture.

Cautionary Note to US Investors – The SEC generally permits mining companies in their filings with the SEC to disclose only those mineral deposits that the company can economically and legally extract. Certain terms in this presentation, including “resources”, would not generally be permitted in an SEC filing. The material denoted by such terms is not proven or probable Reserves as such terms are used in the SEC’s Industry Guide 7, and there can be no assurance that BHP Billiton will be able to convert such material to proven or probable Reserves or extract such material economically. BHP Billiton urges investors to refer to its Annual Report on Form 20-F for the fiscal year ended June 30, 2008 for its most recent statement of mineral Reserves calculated in accordance with Industry Guide 7.

Competent Persons for Mineral Resources and Ore Reserves are named in the BHP Billiton Annual Report 2008, which can be viewed at www.bhpbilliton.com. Vladimir Malajczuk, who is a member of AusIMM and full time employee of BHP Billiton and has the required qualifications and experience,verifies that the data pertaining to Ore Reserves included in this document is based on and fairly reflects the information in the supporting documentation relating to Worsley deposit Ore Reserves.

Today’s program

1. Focus on safety

2. Existing operations

3. Efficiency and Growth project

4. Questions and answers

5. Concluding remarks

6. Site tour

Focused on safety

Safety Excellence Project

Our Safety Excellence Project was launched in 2008 to lead our next step breakthrough in performance.

The Project is focused on:

Safety systems

Personal behaviours

Site leadership

Total Injury Frequency Rate

9.00 8.50 8.00 7.50 7.00 6.50 6.00 5.50 5.00

Jan-06 Mar-06 May-06 Jul-06 Sep-06 Nov-06 Jan-07 Mar-07 May-07 Jul-07 Sep-07 Nov-07 Jan-08 Mar-08 May-08 Jul-08 Sep-08

Support programs and resources

Fatigue management training for all employees

Regular medical assessments, supported by on-site GP

Zero tolerance for drug and alcohol testing

Business excellence HSEC project targets

Overview of operations

Worsley Alumina – a world class business

World-class asset in the BHP Billiton portfolio

Consistently in the first quartile of the cost curve

Long-term reserves and resources

A track record of delivering growth

Japan Alumina Associates 10%

Sojitz Alumina 4%

BHP Billiton 86%

Joint Venture Partnership

Site management team

An experienced management team

Julius Matthys

Chief Operating Officer and General Manager 26 yrs with BHP Billiton

Warren McKenzie

E&G Project Director

Joined BHP Billiton March 2008 35 years resource project experience Previously with Alcoa (Fjardaal Smelter Project)

Trevor Peters

General Manager, Refinery Operations 3 yrs with BHP Billiton 40 yrs resources industry experience Previously with Rio Tinto

Jose Santiago

Mine manager

12 yrs with BHP Billiton

22 years resources industry experience Previously with Samarco Mineracao (iron ore)

Bruce Luke

Finance Manager

16 yrs with

BHP Billiton

Overview of operations

Operations

Bunbury port facility

Boddington

Harvey

Bauxite mine

Refinery

Port

Worsley

Collie

Bunbury

AUSTRALIA

Boddington bauxite mine

Worsley refinery

Overview of operations

Boddington Mine

Bauxite deposits close to the surface in State forest and on agricultural land near Boddington

Mining fleet of haul trucks, excavators and loaders

Five-year mine fleet replacement program underway

Continuous shift operation

Primary and secondary crushing at the mine

Bauxite transported 51km by conveyor to the refinery

Overview of operations

Worsley Refinery

2500 ha lease (100ha refinery site)

Continuous operation (Bayer process)

3.5 mtpa (approximately 10,000 tonnes per day)

Two power stations provide steam, power and air:

• Coal-fired boiler/turbine cogeneration plant

• Gas turbine/waste heat boiler cogeneration plant

Sustaining CAPEX

(A$ million)

80
70
60
50
40

30

20
10

0

FY06 FY07 FY08

Overview of operations

Bunbury Port Facility

Port facility commissioned in February 2006

Design capacity to load (alumina) and unload (caustic) at 3000 tonnes per hour

Cleveland cascade chute to minimise dust

Berth capable of handling ships 70,000 dwt, 240m length and 12.2m draft

Overview of operations

A long-life asset

The mine life for the Worsley bauxite Ore Reserves is 18.5 years based on a equivalent alumina production rate of 4.6 mtpa (30 June 2008)

The mine life for all Mineral Resources is 50 years based on an equivalent alumina production rate of 4.6 mtpa (30 June 2008)

21 year lease plus 21 year option renewed in July 2004

Overview of operations

Successful delivery of growth

DCP delivered on budget and on schedule. Successful commissioning and ramp up to design rate of 3.5 mtpa

Successful commissioning of ship loading facility to design capacity

Central control room is the first of its type in Australia. Leading edge technology for process control

Production capacity

Million tonnes

5,000,000 4,500,000 4,000,000 3,500,000 3,000,000 2,500,000 2,000,000 1,500,000 1,000,000 500,000 0

1985 1996 2002 2005 2007 2008 2011

Financial Year

Overview of operations

Input cost breakdown

Operating Costs FY2008

Caustic Soda 11%

Other Consumables 6%

Other 12%

Maintenance Labour 4%

Maintenance (Ex Labour) 16%

Energy 20%

Bauxite 15%

Operations Labour 16%

Variable costs

Semi-variable costs

Overview of operations

Value Adding - Pipeline

Challenges Opportunities

Raw material costs

• Long term contracts

• Usage strategies

Operating costs

• Cost control/waste minimization

• Technology improvements

Labour supply

• Talent identification and development

• Remuneration strategy review

• Incentive Plan introduced

• Apprenticeship and trainee program Water resources

• Development of on-site storage capacity

• Focus on water efficiency programs Energy efficiency

• Focus on operational efficiencies

• Continued development of project pipeline

• Development of complementary technologies and energy sources

Expansion project

Efficiency and Growth Project

Approved in May 2008

US$2.2 billion capital expenditure (BHP Billiton share $1.9 billion)

First production scheduled for first half of CY2011 (12 month ramp up profile)

Expected to deliver an additional 1.1 mtpa alumina, and increase capacity to 4.6 mtpa

Expansion project

Expanded mining operations

Bauxite production increase from 13.1 to 16.6 mtpa

New mining operations at Marradong include crushing and screening plants

Bauxite transported 13km by conveyor link to existing operations

Upgrades to Overland Bauxite Conveyor

Improved bauxite handling and storage at the refinery

Additional deep cone washer

Additional bauxite grinding mill

Additional 20 precipitation tanks

Additional calciner

Two new bauxite stackers

New multi fuel power station

Additional desilication tank

Second rail loading silo

Expansion project

Expansion Project progress

Bechtel appointed Engineering, Procurement and Construction Manager (EPCM)

As at September 30, 2008:

Engineering progress at 42.5 per cent

US$1 billion in contracts and orders committed

Construction earth works, civil works, piling and tie-ins have started

Recruitment campaign focused on WA. High level of apprentices, trainees and skills support programs

World-class asset

Consistently in the first quartile of the cost curve

Long term reserves and resources

A track record of delivering growth

Questions and Answers

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 3 November 2008	By:	Jane McAloon

	Name:	Jane McAloon
	Title:	Group Company Secretary